

April 12, 2023

David Lamont
Chief Financial Officer
BHP Group Ltd
171 Collins Street
Melbourne, Victoria 3000
Australia

> **Re: BHP Group Ltd**
> **Form 20-F for the Fiscal Year Ended June 30, 2022**
> **Filed September 6, 2022**
> **File No. 001-09526**

Dear David Lamont:

We have reviewed your April 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may haven additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

Form 20-F for the Fiscal Year Ended June 30, 2022

Exhibits
Exhibit 96, page 263

1. We note your response to comment 2 and we do not concur with your assessment. In order to meet the requirements in Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K, please revise to include the entire discounted cash flow analysis in each of your respective technical report summary reports.

David Lamont
BHP Group Ltd
April 12, 2023
Page 2

   You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation